Exhibit 12

Sunstone Hotel Investors, Inc.

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(in thousands, except ratio amounts)

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2015	2014	2013	2012	2011

Earnings:
Income from continuing operations	$339,624	$83,090	$21,591	$1,147	$40,846
Continuing operations:
Equity in net earnings of unconsolidated joint ventures	—	—	—	—	(21)
Interest expense and amortization of deferred financing fees	66,516	72,315	72,239	76,821	74,195
Interest portion of rental expense	5,589	5,984	6,475	6,602	6,125
Discontinued operations:
Interest expense and amortization of deferred financing fees	—	—	99	6,490	9,337
Total earnings	$411,729	$161,389	$100,404	$91,060	$130,482

Combined Fixed Charges and Preferred Stock Dividends:
Continuing operations:
Interest expense and amortization of deferred financing fees	$66,516	$72,315	$72,239	$76,821	$74,195
Interest portion of rental expense	5,589	5,984	6,475	6,602	6,125
Preferred dividends	9,200	9,200	19,013	29,748	27,321
Discontinued operations:
Interest expense and amortization of deferred financing fees	—	—	99	6,490	9,337
Total combined fixed charges and preferred stock dividends	$81,305	$87,499	$97,826	$119,661	$116,978

Ratio of earnings to combined fixed charges and preferred stock dividends	5.06	1.84	1.03	—	1.12

Deficiency of earnings to combined fixed charges and preferred stock dividends	$—	$—	$—	$(28,601)	$—